Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")


WPP announces that on 1 December 2006 it acquired 200,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 671.320075p per share.